Exhibit 3.5

CERTIFICATE OF FORMATION

OF

ACQUISITION NO. 5 LLC

This Certificate of Formation of Acquisition No. 5 LLC (the “Company”), dated as of October 20,1999 is being duly executed and filed by LaVonda N. Reed, Esq., as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST, the name of the limited liability company formed hereby is Acquisition No. 5 LLC.

SECOND, the address of the registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.

THIRD, the name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ LaVonda N. Reed
LaVonda N. Reed, Esq.
Authorized Person